Press Release

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
ir@gigamedia.com.tw

RESULT OF ANNUAL GENERAL MEETING HELD ON 27 JUNE 2024

TAIPEI, Taiwan, June 27, 2024 – GigaMedia Limited (NASDAQ: GIGM), a digital entertainment services provider, wishes to announce that at the Annual General Meeting (“AGM”) of the Company held on 27 June 2024, all resolutions relating to the matters set out in the Notice of AGM dated 31 May 2024 were duly passed.

Poll Results

The results of the poll in respect of each of the resolutions put to vote at the AGM, as confirmed by scrutineer for the poll at the AGM, are as follow:

Resolution 1 – Adoption of audited financial statements

FOR		AGAINST		ABSTAIN
No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM
3,711,839	96.00	94,748	2.45	59,832	1.55

Resolution 2 – Approval of appointment of auditors

FOR		AGAINST		ABSTAIN
No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM
6,151,347	97.34	120,377	1.91	47,431	0.75

Resolution 3 –Approval of Directors’ remuneration

FOR		AGAINST		ABSTAIN
No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM
3,619,812	93.62	215,225	5.57	31,382	0.81

Resolution 4 – Approval for authority to allot and issue shares

FOR		AGAINST		ABSTAIN
No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM
3,608,837	93.34	243,410	6.30	14,172	0.36

Resolution 5 – Approval for share purchase mandate

FOR		AGAINST		ABSTAIN
No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM	No. of votes	% of total votes exercised at AGM
3,735,957	96.63	116,340	3.01	14,122	0.36

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.

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The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2024.